Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Penn West Energy Trust confirms its September cash distribution

     CALGARY, Sept. 19 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") confirms that its September 2008 cash distribution will be
CDN$0.34 per trust unit payable on October 15, 2008 to unitholders of record on September 30, 2008. The ex-distribution date is September 26, 2008.
     The CDN$0.34 per unit is equivalent to approximately US$0.32 per unit
(before deduction of any applicable Canadian withholding tax) using a current currency exchange of one Canadian dollar equals US$0.94. Registered unitholders with U.S. addresses will receive their distributions directly from
Penn West's transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and
PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - 9th
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866-693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 17:12e 19-SEP-08